Exhibit 99.3

2024 Annual Business Report

Table of Contents

1.Business Overview
(1)Business Results and Financial Statements for the Past Three Fiscal Years (2022 – 2024)

2.Company Overview
(1)Registered Purpose of the Company
(2)Description of Primary Business
(3)Problems Confronting the Company
(4)Business Offices and Game Development Facilities
(5)Stock
(6)Debenture
(7)Major Shareholders
(8)Investment in Other Companies
(9)Directors Holding Concurrent Positions
(10)Material Transactions with Related Parties
(11)Significant Creditors
(12)Employees
(13)Directors and Auditors
(14)Material Events after the End of Fiscal Year 2024

3. Consolidated Financial Statements as of and for the fiscal years ended December 31, 2024 and 2023
(1)Consolidated Financial Positions
(2)Consolidated Comprehensive Income
(3)Consolidated Statements of Changes in Equity
(4)Consolidated Statements of Cash Flows

4. Separate Financial Statements as of and for the fiscal years ended December 31, 2024 and 2023
(1)Financial Positions
(2)Comprehensive Income
(3)Statements of Appropriation of Retained earnings
(4)Statements of Changes in Equity
(5)Statements of Cash Flows

1. Business Overview
(1)Business Results and Financial Statements for the Past Three Fiscal Years (2022 – 2024)

(In thousands of Korean Won)

Category	2024	2023	2022
Current assets	388,828,361	320,313,123	250,876,266
• Quick assets	388,828,361	320,313,123	250,876,266
Non-current assets	73,268,527	56,133,360	41,433,074
• Investment asset	49,376,747	35,451,234	26,732,334
• Property and Equipment, net	5,344,496	4,179,602	3,520,385
• Intangible asset	6,765,893	5,989,596	3,867,939
• Other non-current asset	6,277,319	5,279,592	1,574,623
Total assets	462,096,888	376,446,483	292,309,340
Current liabilities	36,037,103	41,707,393	28,335,116
Non-current liabilities	7,406,050	3,977,710	3,382,407
Total liabilities	43,443,153	45,685,103	31,717,523
Share capital	3,474,450	3,474,450	3,474,450
Capital surplus	27,482,683	27,482,683	27,482,683
Other components of equity	-	-	-
Retained earnings	387,696,602	299,804,247	229,634,684
Total equity	418,653,735	330,761,380	260,591,817
Revenues	179,302,825	242,775,498	232,717,405
Operating income	44,190,431	70,755,035	62,144,800
Net income before income tax	102,345,511	92,062,740	75,203,609
Net income	87,892,355	70,169,563	54,914,724

2. Company Overview
(1)Registered Purpose of the Company
1)Software consulting, development and supply
2)Development and sales of software and CD
3)Information-technology-related software development
4)Production, development, distribution, sales, and consulting of software, including game software, as well as corresponding licensing
5)Online network game services
6)Applied package-related software development
7)Production and sales of computer programs
8)Import and export of software
9)E-commerce
10) Character development business
11) Animation business
12) Real estate leasing
13) Service-area restaurant business
14) Media-related business
15) Printing and publication
16) Record & video production and distribution
17) Production, development, distribution, sales, and consulting of digital content, including digital content based on the technology of NFT and blockchain as well as corresponding licensing
18)Sports facility business including golf practice facilities and screen golf courses
19)Any other businesses incidental to the above businesses

(2)Description of Primary Business
Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002 and is commercially offered in 91 markets worldwide, including Korea, Japan, Taiwan, Thailand, Southeast Asia, the United States, Europe and Middle East as of December 31, 2024.

Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as development of games for smartphones, console and IPTV, and animation and game character merchandising.
In addition, the Company has 9 subsidiaries, such as Gravity NeoCyon, Inc. in Korea, Gravity Interactive, Inc. in the United States, Gravity Communications Co., Ltd in Taiwan. Gravity Game Tech Co., Ltd. in Bangkok, Thailand, PT Gravity Game Link in Jakarta, Indonesia, Gravity Game Arise Co., Ltd. in Tokyo, Japan, Gravity Game Hub PTE., Ltd in Singapore, Gravity Game Vision., Ltd in Hong Kong and Gravity Game Unite Sdn. Bhd. in Malaysia.

(3)Problems Confronting the Company
Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.
The Company is in need of diversified revenue structure, continuous global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best diversely to expand new markets, to publish mobile games, to develop mobile games and to do IP licensing business.

(4)Business Offices and Game Development Facilities

Classification	Location
Head Office	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
Game Development Facilities	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(5)Stock

1) Total number of shares
(As of December 31, 2024)

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2) Type of Stock issued (Par value per share: KRW 500)
(As of December 31, 2024)

Type	Number of shares	Total par value	%
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%

(6)Debenture: None.

(7)Major Shareholders
(As of December 31, 2024)

Shareholder	Shares Owned	%	Transaction with the Company
GungHo Online Entertainment, Inc.	4,121,737	59.31	-
Others	2,827,163	40.69	-
Total	6,948,900	100.00	-

(8)Investment in Other Companies

(As of December 31, 2024)

Companies				Relationship with the Company
Name	Location	Common Stock	Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, USA	USD 10,540,000	Online and Mobile Game Service	290,000	100.00%	Subsidiary
Gravity NeoCyon, Inc.	Seoul, Korea	KRW 6,990,985,000	Mobile game development	1,398,197	100.00%	Subsidiary
Gravity Communications Co., Ltd	Taipei, Taiwan	NTD 155,100,000	Online and Mobile Game Service	15,510,000	100.00%	Subsidiary
PT Gravity Game Link	Jakarta, Indonesia	IDR 43,221,000,000	Online and Mobile Game Service	3,025,470	70.00%	Subsidiary
Gravity Game Tech Co., Ltd.	Bangkok, Thailand	THB 188,049,960	Online and Mobile Game Service	18,804,994	100.00%	Subsidiary
Gravity Game Arise Co., Ltd.	Tokyo, Japan	JPY 100,000,000	Online and Mobile Game Service	200,000	100.00%	Subsidiary
Gravity Game Hub PTE., Ltd.	Singapore	SGD 6,819,991	Online and Mobile Game Service	691,500	100.00%	Subsidiary
Gravity Game Vision., Ltd.	Hong Kong	HKD 3,900,001	Online and Mobile Game Service	39,001	100.00%	Subsidiary

(9)Directors Holding Concurrent Positions

Name	Company
	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	Gravity NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	President	-
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer Chief Compliance Officer
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity NeoCyon, Inc.	CEO	Overall management
	Gravity Communications Co., Ltd.	CEO	Overall management
	PT Gravity Game Link	CEO	Overall management
	Gravity Game Tech Co., Ltd.	CEO	Overall management
	Gravity Game Arise Co., Ltd.	CEO	Overall management
	Gravity Game Hub PTE., Ltd.	CEO	Overall management
	Gravity Game Vision., Ltd.	CEO	Overall management
	Gravity Game Unite Sdn. Bhd.	CEO	Overall management
Heung Gon Kim	Gravity Co., Ltd.	Executive Director	Chief Financial Officer
	Gravity NeoCyon, Inc.	Executive Director	Chief Financial Officer
	Gravity Interactive, Inc.	Vice President	-
	Gravity Communications Co., Ltd.	Executive Director	Chief Financial Officer
	PT Gravity Game Link	Executive Director	-
	Gravity Game Tech Co., Ltd.	Executive Director	-
	Gravity Game Arise Co., Ltd.	Executive Director	-
	Gravity Game Hub PTE., Ltd.	Executive Director	Chief Financial Officer
	Gravity Game Vision., Ltd.	Executive Director	Chief Financial Officer
	Gravity Game Unite Sdn. Bhd.	Executive Director	-

(10)Material Transactions with Related Parties
① Sales and purchases
(In thousands of Korean Won)

Nature	Related Companies	2024		2023
		Sales	Purchases	Sales	Purchase
Parent company	GungHo Online Entertainment, Inc.	16,550,535	15,946	17,681,836	15,379
Related company	GungHo Online Entertainment America	559	184,657	-	54,884
Subsidiaries	Gravity Interactive, Inc.	8,492,456	793,643	10,194,989	1,604,089
	Gravity NeoCyon, Inc.	373,127	8,299,769	353,437	5,895,579
	Gravity Communications Co., Ltd.(*1)	15,425,660	3,311,719	19,240,621	4,584,439
	PT Gravity Game Link	136,995	81,750	126,912	151,217
	Gravity Game Tech Co., Ltd. (*1)	18,717,621	-	7,510,241	60,685
	Gravity Game Arise Co., Ltd.	751,800	3,520,167	10,032	3,191,285
	Gravity Game Hub PTE., Ltd.	9,830,668	-	32,108,671	-
	Gravity Game Vision Limited (*1)	41,073,877	-	15,286,908	-
Total		111,353,298	16,207,651	102,513,647	15,557,557
(*1) In 2024 sales, the dividend received KRW 43,120,174 thousand is included, and in 2023 sales, the dividend received KRW 12,072,740 thousand is included.

② Receivables and Payables
(In thousands of Korean Won)

Nature	Related Companies	2024		2023
		Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	3,240,472	2,755	1,839,847	2,685
Related company	GungHo Online Entertainment America	573	97,210	-	1,380
Subsidiaries	Gravity Interactive, Inc.	2,210,555	154,346	3,079,218	559,178
	Gravity NeoCyon, Inc.	245,600	1,617,933	364,676	1,020,207
	Gravity Communications Co., Ltd.	684,193	889,384	1,214,755	1,217,102
	PT Gravity Game Link	65,658	19,385	26,426	47,333
	Gravity Game Tech Co., Ltd.	3,764,723	194,022	1,818,381	266,354
	Gravity Game Arise Co., Ltd.	104,986	490,422	31,145	360,322
	Gravity Game Hub PTE., Ltd.	1,377,730	4,213	6,804,745	4,213
	Gravity Game Vision Limited	5,711,693	921	1,322,583	921
Total		17,406,183	3,470,591	16,501,776	3,479,695

(11)Significant Creditors: The Company had no significant creditors As of December 31, 2024.

(12)Employees
(As of December 31, 2024)

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	18	238	120	38	414

(13)Directors and Auditors
(As of December 31, 2024)

Name	Position	Main work	Transaction with the Company
Hyun Chul Park	CEO	Chief Executive Officer	-
Yoshinori Kitamura	Executive Director	Chief Operating Officer Chief Compliance Officer	-
Heung Gon Kim	Executive Director	Chief Financial Officer	-
Kazuki Morishita	Executive Director	-	-
Kazuya Sakai	Executive Director	-	-
Koji Yoshida	Executive Director	-	-
Jung Yoo	Independent Director	Member of audit committee	-
Yong Seon Kwon	Independent Director	Member of audit committee	-
Kee Woong Park	Independent Director	Member of audit committee	-
Hyo Eun Lim	Independent Director	-	-
Geum Ok Sim	Independent Director	-	-

(14)Material Events after the end of fiscal year 2024: Gravity Game Unite Sdn. Bhd., a 100% subsidiary in Malaysia, was established on March 12, 2025.

3. Consolidated Financial Statements as of and for the fiscal year ended December 31, 2024 and December 31, 2023
(1)Consolidated Statements of Financial Position
GRAVITY CO., LTD. (In thousands of Korean Won)

	December 31, 2024		December 31, 2023
Assets
Current assets		653,609,789		546,899,006
Cash and cash equivalents	228,898,026		184,081,815
Short-term financial instruments	324,304,040		277,215,000
Accounts receivable, net	81,152,458		71,212,897
Other receivable, net	1,572,182		3,637,586
Prepaid expenses	8,115,292		2,993,884
Other current financial assets	6,601,519		4,438,717
Other current assets	2,966,272		3,319,107
Non-current assets		32,849,153		31,281,715
Property and equipment, net	9,957,086		10,150,750
Intangible assets, net	7,056,548		6,369,958
Other non-current financial assets	1,766,588		1,824,076
Other non-current assets	8,451,443		6,984,797
Deferred tax assets	5,617,488		5,952,134
Total assets		686,458,942		578,180,721
Liabilities
Current liabilities		108,648,807		106,433,493
Account payables	67,929,911		61,777,889
Deferred revenue	26,760,732		18,092,463
Withholdings	1,587,759		3,072,036
Accrued expenses	2,651,426		2,313,022
Income tax payable	6,507,227		16,927,054
Other current liabilities	3,211,752		4,251,029
Non-current liabilities		9,446,676		8,019,266
Long-term account payables	220,108		677,520
Long-term deferred revenue	2,571,862		1,784,849
Other non-current liabilities	5,361,025		3,174,635
Deferred tax liabilities	1,293,681		2,382,262
Total liabilities		118,095,483		114,452,759
Equity attributable to owners of the parent company		567,672,221		463,087,831
Share capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		26,979,361		27,098,264
Other components of equity		23,800,551		4,016,535
Retained earnings		513,417,859		428,498,582
Non-controlling interest		691,238		640,131
Total equity		568,363,459		463,727,962
Total liabilities and equity		686,458,942		578,180,721

(2)Consolidated Statements of Comprehensive Income
GRAVITY CO., LTD. (In thousands of Korean Won)

	2024		2023
Revenues		500,845,120		725,515,935
Online games	76,989,131		81,017,362
Mobile games	405,675,976		629,604,084
Other revenue	18,180,013		14,894,489
Cost of revenues		306,903,066		484,958,333
Gross profit		193,942,054		240,557,602
Selling, general and administrative expenses		107,753,364		79,552,396
Operating Profit		86,188,690		161,005,206
Non-operating income and expenses		20,158,344		7,693,403
Financial income	30,888,989		23,266,528
Financial costs	(9,925,670)		(14,934,727)
Other non-operating income	788,898		913,359
Other non-operating expenses	(1,593,873)		(1,551,757)
Profit before income tax expense		106,347,034		168,698,609
Income tax expense		21,444,826		36,716,548
Profit for the year		84,902,208		131,982,061
Owners of the parent company	84,919,277		132,019,054
Non-controlling interests	(17,069)		(36,993)
Other comprehensive income		19,849,638		1,566,080
Items that may be subsequently reclassified to profit or loss	19,825,684		1,558,944
Foreign currency translation adjustments	19,768,017		1,536,445
Non-controlling interest of foreign currency translation adjustments	57,667		22,499
Items that will never be reclassified to profit or loss	23,954		7,136
Remeasurement of defined benefit liabilities	15,999		4,415
Non-controlling interest of remeasurement of defined benefit liabilities	7,955		2,721
Total comprehensive income for the year		104,751,846		133,548,141
Owners of the parent company	104,703,293		133,559,914
Non-controlling interests	48,553		(11,773)
Earnings per share attributable to the equity holders of the parent company
Basic earnings per share		12,221		18,999
Diluted earnings per share		12,221		18,999

(3)Consolidated Statements of Changes in Equity
GRAVITY CO., LTD. (In thousands of Korean Won)

	Share capital	Capital surplus	Other components of equity	Retained Earnings	Total	Non-controlling interest	Total Equity
Balance at January 1, 2023	3,474,450	27,098,264	2,475,675	296,479,528	329,527,917	651,904	330,179,821
Profit for the year	-	-	-	132,019,054	132,019,054	(36,993)	131,982,061
Defined benefit obligation adjustments	-	-	4,415	-	4,415	2,721	7,136
Gain on overseas operations translation	-	-	1,536,445	-	1,536,445	22,499	1,558,944
Balance at December 31, 2023	3,474,450	27,098,264	4,016,535	428,498,582	463,087,831	640,131	463,727,962
Balance at January 1, 2024	3,474,450	27,098,264	4,016,535	428,498,582	463,087,831	640,131	463,727,962
Total comprehensive income for the year
Profit for the year	-	-	-	84,919,277	84,919,277	(17,069)	84,902,208
Defined benefit obligation adjustments	-	-	15,999	-	15,999	7,955	23,954
Gain on overseas operations translation	-	-	19,768,017	-	19,768,017	57,667	19,825,684
Transaction with owners
Subsidiaries paid-in capital increase	-	(13,001)	-	-	(13,001)	(3,008)	(16,009)
Non-controlling interest exchange	-	(105,902)	-	-	(105,902)	5,562	(100,340)
Balance at December 31, 2024	3,474,450	26,979,361	23,800,551	513,417,859	567,672,221	691,238	568,363,459

(4) Consolidated Statements of Cash Flows
GRAVITY CO., LTD. (In thousands of Korean Won)

	2024		2023
Cash flows from operating activities		78,555,174		132,429,737
Cash flows generated from operating activities	95,574,035		150,231,732
Profit for the year	84,902,208		131,982,061
Adjustments	14,492,995		36,164,732
Changes in operating assets and liabilities	(3,821,168)		(17,915,061)
Interest received	15,053,915		10,434,574
Interest paid	(130,027)		(156,631)
Income tax paid	(31,942,749)		(28,079,938)
Cash flows from investing activities		(47,034,392)		(116,579,700)
Cash inflow from investment activities	21,836		24,103
Proceeds from disposal of property and equipment	6,673		21,024
Decrease in other current financial assets	6,667		3,079
Decrease in other non-current financial assets	8,496		-
Cash outflow from investment activities	(47,056,228)		(116,603,803)
Increase in short-term financial instruments	(42,264,550)		(110,179,175)
Purchase of property and equipment	(613,947)		(2,461,226)
Purchase of intangible assets	(4,147,357)		(3,337,218)
Increase in other non-current financial assets	(30,374)		(626,184)
Cash flows from financing activities		(4,641,636)		(4,083,272)
Cash inflow from financing activities	-		-
Cash outflow from financing activities	(4,641,636)		(4,083,272)
Repayment of lease liabilities	(4,525,288)		(4,083,272)
Expense on subsidiaries share issuance	(16,009)		-
Acquisition of non-controlling interest	(100,339)		-
Effects of exchange rate changes on cash and cash equivalents		17,937,065		2,437,709
Net increase (decrease) in cash and cash equivalents		44,816,211		14,204,474
Cash and cash equivalents at beginning of the year		184,081,815		169,877,341
Cash and cash equivalents at end of the year		228,898,026		184,081,815

4. Separate Financial Statements as of and for the fiscal year ended December 31, 2024 and December 31, 2023.

(1)Statements of Financial Position
GRAVITY CO., LTD. (In thousands of Korean Won)

	December 31, 2024		December 31, 2023
Assets
Current assets		388,828,361		320,313,123
Cash and cash equivalents	64,263,198		32,157,091
Short-term financial instruments	278,000,000		249,000,000
Accounts receivable, net	35,651,270		31,529,998
Other receivable, net	3,409,219		1,760,646
Prepaid expenses	1,226,672		1,148,345
Other current financial assets	5,897,585		4,476,977
Other current assets	380,417		240,066
Non-current assets		73,268,527		56,133,360
Investments in subsidiaries	49,376,747		35,451,234
Property and equipment, net	5,344,496		4,179,602
Intangible assets, net	6,765,893		5,989,596
Other non-current financial assets	1,999,836		1,164,926
Other non-current assets	6,277,319		5,279,592
Deferred tax assets	3,504,236		4,068,410
Total assets		462,096,888		376,446,483
Liabilities
Current liabilities		36,037,103		41,707,393
Accounts payables	22,597,276		24,162,504
Deferred income	6,027,907		4,627,119
Withholdings	829,430		1,230,318
Accrued expenses	1,277,685		1,101,738
Income tax payable	3,435,351		8,270,305
Other current liabilities	1,869,454		2,315,409
Non-current liabilities		7,406,050		3,977,710
Long-term account payables	220,108		677,520
Long-term deferred revenue	2,571,862		1,790,097
Other non-current liabilities	4,614,080		1,510,093
Total liabilities		43,443,153		45,685,103
Equity
Share capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,482,683		27,482,683
Retained earnings		387,696,602		299,804,247
Total equity		418,653,735		330,761,380
Total liabilities and equity		462,096,888		376,446,483

(2)Statements of Comprehensive Income
GRAVITY CO., LTD. (In thousands of Korean Won)

	2024		2023
Revenues		179,302,825		242,775,498
Online games	36,477,961		32,778,385
Mobile games	142,121,659		209,449,600
Other revenue	703,205		547,513
Cost of revenues		79,520,828		121,571,928
Gross profit		99,781,997		121,203,570
Selling, general and administrative expenses		55,591,566		50,448,535
Operating Profit		44,190,431		70,755,035
Non-operating income and expenses		58,155,080		21,307,705
Financial income	20,047,120		16,603,926
Financial costs	(5,048,084)		(7,260,236)
Other non-operating income	44,145,625		13,476,681
Other non-operating expenses	(989,581)		(1,512,666)
Profit before income tax		102,345,511		92,062,740
Income tax expense		14,453,156		21,893,177
Profit for the year		87,892,355		70,169,563
Other comprehensive income		-		-
Total comprehensive income for the year		87,892,355		70,169,563

(3)Statements of Appropriation of Retained earnings
GRAVITY CO., LTD. (In thousands of Korean Won)

	2024		2023
	Confirmed disposition date: March 31, 2025		Confirmed disposition date: March 29, 2024
Retained earnings before appropriation		387,696,602		299,804,247
Unappropriated retained earnings carried over from prior year	299,804,247		229,634,684
Profit for the year	87,892,355		70,169,563
Appropriation of retained earnings		-		-
Unappropriated retained earnings to be carried forward		387,696,602		299,804,247

(4) Statements of Changes in Equity
GRAVITY CO., LTD. (In thousands of Korean Won)

	Share capital	Capital Surplus	Other components of equity	Retained Earnings	Total
Balance at January 1, 2023	3,474,450	27,482,683	-	229,634,684	260,591,817
Profit for the year	-	-	-	70,169,563	70,169,563
Balance at December 31, 2023	3,474,450	27,482,683	-	299,804,247	330,761,380
Balance at January 1, 2024	3,474,450	27,482,683	-	299,804,247	330,761,380
Profit for the year	-	-	-	87,892,355	87,892,355
Balance at December 31, 2024	3,474,450	27,482,683	-	387,696,602	418,653,735

(5)Statements of Cash Flows
GRAVITY CO., LTD. (In thousands of Korean Won)

	2024		2023
Cash flows from operating activities		80,267,527		85,687,105
Cash flows generated from operating activities	45,606,597		82,075,516
Profit for the year	87,892,355		70,169,563
Adjustments	(35,637,197)		5,891,373
Changes in operating assets and liabilities	(6,648,561)		6,014,580
Interest received	10,086,534		8,427,882
Dividend received	43,120,174		12,072,740
Interest paid	(77,204)		(91,294)
Income tax paid	(18,468,574)		(16,797,739)
Cash flows from investing activities		(46,474,806)		(94,593,238)
Cash inflow from investment activities	7,469		20,295
Decrease in other current financial assets	6,667		-
Disposal of property and equipment	802		20,295
Cash outflow from investment activities	(46,482,275)		(94,613,533)
Acquisition of subsidiaries shares	(13,925,514)		(8,718,900)
Increase in short-term financial instruments	(29,000,000)		(81,999,800)
Increase in other non-current financial assets	-		(545,000)
Purchase of property and equipment	(207,306)		(704,398)
Purchase of intangible assets	(3,349,455)		(2,645,435)
Cash flows from financing activities		(2,069,495)		(2,060,721)
Cash inflow from financing activities	-		-
Cash outflow from financing activities	(2,069,495)		(2,060,721)
Repayment of lease liabilities	(2,069,495)		(2,060,721)
Effects of exchange rate changes on cash and cash equivalents		382,881		138,320
Net increase (decrease) in cash and cash equivalents		32,106,107		(10,828,534)
Cash and cash equivalents at the beginning of the year		32,157,091		42,985,625
Cash and cash equivalents at the end of the year		64,263,198		32,157,091